RMS

SECU

17006022

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AN... ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 28 2017

Washington DC 413

SEC FILE NUMBER
8-47558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duff & Phelps Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 4200
(No. and Street)

Chicago	IL	60606-6622
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Clark — 973 775-8262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

3001 Summer Street	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duff & Phelps Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal / Officer

Title

Notary Public

Valerie Pokrywa
Notary Public of New Jersey
My Commission Expires
November 10, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUFF & PHELPS SECURITIES, LLC

(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2016

Table of Contents

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

The Board of Directors
Duff & Phelps Securities, LLC.

We have audited the accompanying statement of financial position of Duff & Phelps Securities, LLC as of December 31, 2016 and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplemental information contained in schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

New York, New York
February 27, 2017

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Position

December 31, 2016

Assets		
Cash and cash equivalents	$	7,143,047
Accounts receivable		1,767,554
Unbilled services		41,073
Other assets		78,205
Total assets	$	9,029,879
Liabilities and Member's Capital		
Deferred revenue	$	1,161,048
Accrued expenses		140,648
Payable to Parent Company		2,459,056
Total liabilities		3,760,752
Member's capital		5,269,127
Total liabilities and member's capital	$	9,029,879

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2016

Revenues:		
Advisory fees	$	51,411,732
Client reimbursable revenue		1,159,749
Total revenue		52,571,481
Expenses:		
Allocated expenses from Parent Company		(48,389,884)
Client reimbursable expense		(1,159,749)
Regulatory fees and expenses		(457,772)
Total expenses		(50,007,405)
Net income	$	2,564,076

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2016

		Member's investment	Undistributed earnings	Member's capital
Balance as of December 31, 2015	$	3,951,500	753,551	4,705,051
Distribution to Parent Company		—	(2,000,000)	(2,000,000)
Net income		—	2,564,076	2,564,076
Balance as of December 31, 2016	$	3,951,500	1,317,627	5,269,127

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net income	$	2,564,076
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(164,905)
Increase in unbilled services		(41,073)
Increase in other assets		(2,396)
Increase in accrued expenses		806
Increase in deferred revenue		14,530
Increase in payable to Parent Company		1,172,525
Net cash provided by operating activities		3,543,563
Cash flows from financing activities:		
Distribution to Parent Company		(2,000,000)
Net cash used by financing activities		(2,000,000)
Net Increase in cash		1,543,563
Cash and cash equivalents at beginning of year		5,599,484
Cash and cash equivalents at end of year	$	7,143,047

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

(1) Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located primarily throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member).

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2016. The Company performs private placement of debt and equity securities, merger and acquisition advisory, financial advisory and restructuring advisory services.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Client prepayments and retainers are classified as deferred revenue and recognized ratably over the period in which the related service is rendered. Monthly advisory fees are recognized when earned and payment is reasonably assured. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

The Company has engagements for which the revenues are contingent on successful completion of the project. Any contingent revenue on these contracts is not recognized until the contingency is resolved and payment is reasonably assured. Retainer fees under these arrangements are deferred and recognized ratably over the period in which the related service is rendered. Revenues from restructuring engagements that are performed with respect to cases in bankruptcy court are typically recognized in the month in which the services are performed unless there are objections and/or holdbacks mandated by court instructions. Costs related to these engagements are expensed as incurred.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09, as amended, is effective for the Company beginning January 1, 2019, and can be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.

The Company is currently evaluating the potential effect of adopting this guidance on its financial statements, as well as the transition methods.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in the statement of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(d) ***Personal Assets and Liabilities***

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(e) ***Income Taxes***

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

On a pro-forma basis, the Company would be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any net taxable income of the Parent Company.

As a result, this reflects an adjustment to the Company's provision for corporate income taxes to reflect an effective income tax rate of 39.36% which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The provision for income taxes for the year ended December 31, 2016 consists of the following:

		Current	Deferred	Total
Federal	$	828,895	1,914	830,809
State and local		190,335	(12,028)	178,307
	$	1,019,230	(10,114)	1,009,116

(f) ***Limited Liability***

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(g) ***Cash***

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(h) ***Subsequent Events***

Management has evaluated subsequent events through February 27, 2017.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The allocation is equal to $500 plus 95% of that month's cash revenue, whereby shared management expenses, as outlined in the agreement, are recognized by the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with FINRA Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $3,382,295 at December 31, 2016 which is $3,218,358 in excess of its net capital requirement of $163,937. Aggregate indebtedness was $2,459,056 at December 31, 2016.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

Schedule I

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2016

Aggregate indebtedness	$	2,459,056
Net capital:		
Member's capital		5,269,127
Deductions		(1,886,832)
Net capital		3,382,295
Less minimum required capital		(163,937)
Excess net capital	$	3,218,358
Percentage of aggregate indebtedness to net capital		72.7%

There is not a material difference between this computation of net capital and the corresponding computation included in the Company's December 31, 2016 unaudited Part II FOCUS, which was refiled on February 27, 2017.

See accompanying report of independent registered public accounting firm.

Schedule II

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for the exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

The Board of Directors
Duff & Phelps Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report – SEC Rule 17a-5(d)(4) (the Exemption Report), in which (1) Duff & Phelps Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 27, 2017

DUFF & PHELPS

Exemption Report - SEC Rule 17a-5(d)(4)

Duff and Phelps Securities, LLC ("Duff and Phelps", the "Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5(d)(4) of The Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Duff and Phelps is required to file one of two reports with the Commission annually:

Compliance Report if the firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year; or a

Exemption Report if the firm did claim it was exempt from Rule 15c3-3 throughout the fiscal year.

Duff and Phelps hereby elects to submit an exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2016 based on the following:

- Duff and Phelps claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(i) during its most recent fiscal year ending December 31, 2016.
- The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Duff and Phelps Securities, LLC".
- Furthermore, to the best of its knowledge and belief, Duff and Phelps has met the exemption provisions identified in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

William J. Clark
Financial & Operation Principal

2-27-17
Date

Duff & Phelps Securities, LLC
300 Headquarters Plaza
East Tower, Floor 12
Morristown, NJ 07960

T +1 973 775 8262

bill.clark@duffandphelps.com
www.duffandphelps.com

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Duff & Phelps Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by Duff & Phelps Securities, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016 , with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 27, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047558 FINRA DEC
DUFF & PHELPS SECURITIES LLC
ATTN: AIMEE SABOLYK
311 S. WACKER DRIVE, SUITE 4200
CHICAGO, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William J. Clark 973 775-8262

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 131,213
B.	Less payment made with SIPC-6 filed (exclude interest) 7/29/2016 Date Paid	(43,281)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	87,932
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 87,932
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 87,932	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Duff & Phelps SECURITIES, LLC

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of January, 20 16.

FINANCIAL & OPERATIONS PRINCIPAL

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2016
and ending DECEMBER 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$52,485,113
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$52,485,113
2e. General Assessment @ .0025	$131,213 (to page 1, line 2.A.)

Payment Details Report

Bank of America Merrill Lynch

Company: Duff and Phelps LLC
Requester: Marks, Peggy
Run Date: 01/30/2017 3:12:36 PM CST

Domestic High Value (Wire)

Payment Category:Urgent/Wire

Status: Confirmed by Bank
Transaction Number: 171UA4614BU10I47

Debit Account Information

Debit Bank: 071000039
Debit Account: xxxxxx8656
Debit Account Name: Duff and Phelps LLC CVC AC
Debit Currency: USD

Beneficiary Details

Beneficiary Name: SIPC
Beneficiary Address: STREET
Beneficiary City: NY
Beneficiary Postal Code:
Beneficiary Country: US - United States of America

Beneficiary Account: xxxx1482
Beneficiary Bank ID: 021000089
CITIBANK, N.A.
701 EAST 60TH ST NORTH
SIOUX FALLS
US - United States of America
Beneficiary Email:
Beneficiary Mobile Number:

Payment Details

Credit Currency: USD
Credit Amount: 87,932.00

Value Date: 01/30/2017

Optional Information

Sender's Reference Number: 171UA4614BU10I47

Beneficiary Information: DUFF AND PHELPS SECURITIES
047558 FINRA DEC 2016

Additional Routing

Intermediary Bank ID:

Receiver Information:

Control Information

Input: pemarks
Approver: pstetz
Approved: fviana
Initial Confirmation: WTX:20170130003 18107
Confirmation #: CHPR:0361108

Input Time: 01/30/2017 9:46:20 AM CST
Time: 01/30/2017 12:20:33 PM CST
Time: 01/30/2017 1:35:12 PM CST

AMENDED

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

047558 FINRA DEC
DUFF & PHELPS SECURITIES LLC
ATTN: AIMEE SABOLYK
311 S. WACKER DRIVE, SUITE 4200
CHICAGO, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William J. Clark 973 775-8262

WORKING COPY

2. A	General Assessment (item 2e from page 2)	$ ~~131,213~~ 131,429
B	Less payment made with SIPC-6 filed (exclude interest) 7/29/2016 Date Paid	(43,281)
C	Less prior overpayment applied	( )
D	Assessment balance due or (overpayment)	~~87,932~~ 88,148
E	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F	Total assessment balance and interest due (or overpayment carried forward)	$ ~~87,932~~ 88,148
G	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ~~87,932~~ 216	
H	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Duff & Phelps SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

Dated the ~~26~~ 27 day of ~~January~~ February, 20~~16~~ 17

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period beginning JANUARY 1, 2016 and ending DECEMBER 31, 2016

Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ ~~52,485,113~~ 52,571,479
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d SIPC Net Operating Revenues	$ ~~52,485,113~~ 52,571,479
2e General Assessment @ .0025	$ ~~131,213~~ 131,429
	(to page 1, line 2.A.)